

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mailstop 3233

January 29, 2016

Jeffrey T. Hanson
Chief Executive Officer
Griffin-American Healthcare REIT IV, Inc.
18191 Von Karman Avenue, Suite 300
Irvine, California 92612

> **Re:** **Griffin-American Healthcare REIT IV, Inc.**
> **Amendment No. 2 to Registration Statement on Form S-11**
> **Filed January 5, 2016**
> **File No. 333-205960**

Dear Mr. Hanson:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our November 10, 2015 letter.

General

1. We note your response to prior comment 3 and updated disclosures indicating that the base acquisition fee would be near the prevailing market average and that certain other fees would be below the prevailing market average. Please tell us how you are able to substantiate these representations. Additionally, specifically tell us which fees you believe are below prevailing market averages.

Q: What will you do with the money raised in this offering? page 3

2. We note your response to prior comment 4 and your revised disclosure that you intend to pay the stockholder servicing fee from your operations, not offering proceeds. Please revise to disclose here and elsewhere as applicable, such as the use of proceeds table, to

discuss how the stockholder servicing fee will be paid if you have negative cash flow from operations.

Notes to Consolidated Balance Sheets

3. Commitments and Contingencies

Other Organizational and Offering Expenses, page F-4

3.   We note your response to prior comment 7. It appears that you are liable for organization and offering expenses to the extent you pay the contingent advisor payment upon closing of acquisitions. If true, please update disclosures throughout your prospectus to this effect.

You may contact Mark Rakip, Staff Accountant, at (202) 551-3573 or Jennifer Monick, Assistant Chief Accountant, at (202) 551-3295 if you have questions regarding comments on the financial statements and related matters. Please contact Jerard Gibson, Staff Attorney, at (202) 551-3473 or me at (202) 551-3233 with any other questions.

Sincerely,

/s/ Tom Kluck

Tom Kluck
Legal Branch Chief
Office of Real Estate and
Commodities

cc: Seth K. Weiner
       Morris, Manning & Martin, LLP